Contacts: Lorus Therapeutics Inc. Bruce Rowlands Senior Vice President Tel: (416) 798-1200 ext. 338 browlands@lorusthera.com	Media Contact: Pereina Choudhury / Amy Banek Mansfield Communications Tel: (416) 599-0024 / (212) 370-5045 pereina@mcipr.com/amy@mcipr.com	US Media Contact Tim Clemensen Rubenstein Investor Relations Tel: (212) 843-9337 tim@rir1.com

LORUS THERAPEUTICS ALLOWED EUROPEAN PATENT TO PROTECT UNIQUE TUMOR SUPPRESSOR

TSX:           LOR

AMEX:       LRP

TORONTO, CANADA, June 1, 2004 – Lorus Therapeutics Inc. (“Lorus”) announced today that its wholly owned subsidiary, GeneSense Technologies Inc., has been allowed a patent by the European Patent Office for its discovery of a gene, which suppresses the growth of malignant tumors.

The patent titled, ‘Suppression of Malignancy Utilizing Ribonucleotide Reductase R1,’ protects an innovative approach to inhibiting tumor growth in mammals, including humans. Using a vector delivery system, a tool of gene therapy, the tumor suppressor gene sequence is delivered to cancer cells and the resulting expression of the gene inhibits tumor growth.  Preclinical studies demonstrated markedly suppressed tumor growth. The gene can also be delivered with virus vectors to tumor cells, where it was shown to be a very effective antitumor agent.

The European patent follows previous patents issued by both the United States Patent Office and the Australian Patent Office.

“The discovery of a gene that has the ability to suppress malignant growth is an important achievement for Lorus, and we are working vigorously to determine how this discovery can best be developed for the benefit of cancer patients,” said Dr. Jim A. Wright, chief executive officer, Lorus.  “Gene therapy is an exciting cutting-edge area of research and represents Lorus’ fourth core technology platform under development.”

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Dr. Wright added: “The strategic diversification of our technology pipeline, which includes antisense, immunotherapy, small molecules and our tumor suppression gene, demonstrates Lorus’ commitment and unique approach to developing cancer therapies.  This recent European patent allowance contributes to our strong global intellectual property portfolio, an important strategy for enhancing the value of our company.”

About Gene Therapy

Gene therapy is a novel approach employed to reverse diseases caused by genetic damage, such as cancer, which is based on modifying the expression of genes in damaged cells by, for example, delivering new functional genes to these cells which replace the genes in damaged cells.  The identification of genes that are capable of reversing disease characteristics is of fundamental importance to gene therapy strategies.

Techniques are being developed for delivering genetic material to the appropriate cells in a way that is specific, efficient and safe.  Gene delivery vehicles called vectors enable disease-related genes to be delivered to cells.  A vector can be a disabled virus that cannot reproduce and cause disease, but that can act as a delivery mechanism to transport the gene to the target cell.  Once the gene is inside the cell and is expressed, it can function to restore the patient’s health.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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